Exhibit 99.1

ALTERITY THERAPEUTICS LIMITED

ACN 080 699 065

Notice of Extraordinary General Meeting
and Explanatory Memorandum

Time and Date of Meeting:	10:00 am (AEST) on Friday 12 April 2024
Registration from 9:30 am

Location:	Level 3, 62 Lygon Street, Carlton, Victoria, 3053

Voting ahead of attending the Meeting

Shareholders are strongly encouraged to vote by lodging a directed proxy appointing the Chairman before 10:00 am (AEST) Wednesday 10 April 2024. Instructions for lodging proxies are included on your personalised proxy form, or in the link that you received if you provided an email address. Alternatively, you are able to vote ahead of the Meeting via www.investorvote.com.au/Login using the control number 103633.

If you wish to appoint a proxy other than the Chairman to attend the meeting in person, please contact the Company Secretary, Mr Phillip Hains, by email at info@alteritytherapeutics.com, with subject header: “Attention to Company Secretary”, at least 2 business days before the meeting so appropriate arrangements can be made.

This is an important document. It should be read in its entirety.
If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

NOTICE OF EXTRAORDINARY GENERAL MEETING

ALTERITY THERAPEUTICS LIMITED

ACN 080 699 065

Notice is given that the Extraordinary General Meeting of Alterity Therapeutics Limited (“the Company” or “Alterity”) will be held at 10:00 am (AEST) on Friday 12 April 2024, for the purposes of considering and, if thought fit, passing each of the resolutions referred to in this Notice of Extraordinary General Meeting.

Further details in respect of each of the resolutions proposed in this Notice of Extraordinary General Meeting are set out in the Explanatory Memorandum accompanying this Notice of Extraordinary General Meeting. The details of the resolutions contained in the Explanatory Memorandum should be read together with, and form part of, this Notice of Extraordinary General Meeting.

Please read this Notice of Extraordinary General Meeting carefully and consider directing your proxy on how to vote on each resolution by marking the appropriate box on the proxy form included with this Notice of Extraordinary General Meeting. Shareholders who intend to appoint the Chairman as proxy (including appointment by default) should have regard to Proxy and Voting Instructions on page 4 of this Notice of Extraordinary General Meeting.

ORDINARY BUSINESS

Resolution 1 – Ratification of prior issue of Shares

To consider and, if thought fit, to pass the following resolution as an advisory and non-binding ordinary resolution:

“THAT for the purposes of Listing Rule 7.4 and for all other purposes, shareholders approve the ratification of the prior issue of 855,263,158 fully paid ordinary shares at an issue price of A$0.0038 (0.38 Australian cents) per shares to unrelated institutional, sophisticated, professional and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Extraordinary General Meeting.”

A voting exclusion statement applies to this Resolution. Please see below.

Resolution 2 – Approval for issue of Options

To consider and, if thought fit, pass as an ordinary resolution, the following:

“THAT for the purposes of Listing Rule 7.1 and for all other purposes, shareholders approve the issue of one (1) free-attaching option for every three (3) fully ordinary shares issued (285,087,720 options) (each with an exercise price of A$0.01 (1 Australian cent), expiring on 31 August 2026 and which upon exercise entitle the holder to one (1) fully paid ordinary share in the Company) to unrelated institutional, professional, sophisticated and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act as free-attaching to fully paid ordinary shares the subject of Resolution 1 of the Notice of Extraordinary General Meeting, as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Extraordinary General Meeting.”

A voting exclusion statement applies to this Resolution. Please see below.

OTHER BUSINESS

To consider any other business that may be brought before the Meeting in accordance with the Constitution of the Company and the Corporations Act.

NOTICE OF EXTRAORDINARY GENERAL MEETING

By the order of the Board:

Mr Phillip Hains

CFO and Company Secretary
Alterity Therapeutics Limited

Dated: 14 March 2024

The accompanying Explanatory Memorandum, Proxy Form
and Voting Instructions form part of this Notice of Extraordinary General Meeting.

NOTICE OF EXTRAORDINARY GENERAL MEETING

PROXY AND VOTING INSTRUCTIONS

Voting Exclusion Statements

In accordance with Listing Rule 14.11, the Company will disregard any votes cast in favour of the Resolution set out below by or on behalf of the following persons:

Resolution 1 – Ratification of prior issue of Shares	The Company will disregard any votes cast in favour of Resolution 1 by or on behalf of a person who participated in the issue or is a counterparty to the agreement being approved or an associate of that person or those persons.

However, the Company need not disregard a vote cast in favour of Resolution 1 by:

	(a)	a person as a proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or
	(b)	the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or
	(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
		(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and
		(ii)	the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Resolution 2 – Approval for issue of Options	The Company will disregard any votes cast in favour of Resolution 2 by or on behalf of a person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the entity) or an associate of that person or those persons.

However, the Company need not disregard a vote cast in favour of Resolution 2 by:

	(a)	a person as a proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or
(b)

the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides;

 or a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(c)
		(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and
		(ii)	the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Proxy Instructions

A Shareholder who is entitled to attend and vote at this meeting may appoint:

(a)   one proxy if the Shareholder is only entitled to one vote; and

(b)   one or two proxies if the Shareholder is entitled to more than one vote.

Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the Shareholder’s voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes, in which case any fraction of votes will be disregarded.

The proxy may, but need not, be a member of the Company.

Where a Shareholder appoints two proxies, on a show of hands, neither proxy may vote if more than one proxy attends and on a poll each proxy may only exercise votes in respect of those shares or voting rights the proxy represents.

Proxies may be lodged using any of the following methods:

-      online by visiting www.investorvote.com.au

-       by returning a completed Proxy Form by post to:

        Computershare Investor Services, GPO Box 242, Melbourne, Victoria, 3001

-      by faxing a completed Proxy Form to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia);

-      for intermediary online subscribers only (custodians), submit your voting intentions via www.intermediaryonline.com not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the Shareholder (or in the case of a joint holding, by each joint holder) or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation’s place of incorporation.

If you sign the proxy form and do not appoint a proxy, you will have appointed the Chairman of the meeting as your proxy.

The appointment of one or more duly appointed proxies will not preclude a Shareholder from attending this meeting and voting personally. If the Shareholder votes on a resolution, the proxy must not vote as the Shareholder’s proxy on that resolution. A proxy form is attached to this Notice.

How the Chairman will vote undirected proxies

Subject to the restrictions set out in the Notice, the Chairman of the meeting will vote undirected proxies on, and in favour of, all of the proposed resolutions.

Corporate Representatives

Any corporation which is a Shareholder of the Company may appoint a proxy, as set out above, or authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation’s place of incorporation, or in any other manner satisfactory to the Chairperson of the meeting) a natural person to act as its representative at any general meeting.

Corporate representatives are requested to bring appropriate evidence of appointment as a representative in accordance with the constitution of the Company. Attorneys are requested to bring the original or a certified copy of the power of attorney pursuant to which they were appointed. Proof of identity will also be required for corporate representatives and attorneys.

Voting Entitlement

For the purposes of section 1074E(2)(g)(i) of the Corporations Act and Regulation 7.11.37 of the Corporations Regulations, the Board has determined that Shareholders entered on the Company’s Register of Members as at 7:00 pm (AEST) on Wednesday 10 April 2024 are entitled to attend and vote at the meeting. Transactions registered after that time will be disregarded in determining the Shareholders entitled to attend and vote at the meeting.

On a poll, Shareholders have one vote for every fully paid ordinary share held. Holders of options are not entitled to vote.

In the case of joint holders of shares, if more than one holder votes at any meeting, only the vote of the first named of the joint holders in the share register of the Company will be counted.

EXPLANATORY MEMORANDUM

ALTERITY THERAPEUTICS LIMITED

ACN 080 699 065

(“the Company”)

EXTRAORDINARY GENERAL MEETING

PURPOSE OF INFORMATION

This Explanatory Memorandum (“this Memorandum”) accompanies and forms part of the Company’s Notice of Extraordinary General Meeting (“Meeting”) to be held at 10:00 am (AEST) on Friday 12 April 2024. The Notice of the Extraordinary General Meeting (“the Notice”) incorporates, and should be read together with, this Memorandum.

ORDINARY BUSINESS

Background to Resolutions

On 23 February 2024, the Company announced that it had received binding commitments for a capital raising of A$3.25 million as described below:

●	The issue of fully paid ordinary shares (Placement Shares) at an issue price of A$0.0038 (0.38 Australian cents) per Placement Share to raise A$3.25 million before costs (855,263,158 Placement Shares) (Placement). Placement Shares were issued on 4 March 2024 under the Company’s available placement capacity as described below:

o	416,987,684 Placement Shares were issued under the placement capacity available to the Company under Listing Rule 7.1; and

o	438,275,474 Placement Shares were issued under the placement capacity available to the Company under Listing Rule 7.1A.

The Placement Shares were issued to unrelated institutional, sophisticated, professional or other exempt investors who are clients of MST Financial or other brokers, or which were identified by the Company as part of its investor relations program.

The ratification of the prior issue of the Placement Shares is sought under Resolution 1.

•	Every three Placement Shares are to be accompanied by one free-attaching option (each with an exercise price of A$0.01 (1 Australian cent), expiring on 31 August 2026 and which upon exercise entitle the holder to one (1) fully paid ordinary share in the Company) (Placement Option) (285,087,720 Placement Options). The issue of the free- attaching options to unrelated parties is subject to shareholder approval which is sought under Resolution 2.

Proceeds under the Placement will provide ongoing funding of the Company’s Phase 2 clinical trials in MSA, ATH434- 201 and ATH434-202, along with planning for a potential Phase 3 clinical trial in MSA, continuing discovery and research efforts in neurodegenerative diseases, including Parkinson’s Disease, and general working capital.

Further details with respect to the Resolutions are set out below.

Resolution 1 – Ratification of prior issue of Shares

Resolution 1 seeks shareholder approval for the purposes of Listing Rule 7.4 and for all other purposes to ratify the prior issue of 855,263,158 Placement Shares to unrelated institutional, sophisticated, professional or other exempt investors who are clients of MST Financial or other brokers, or which were identified by the Company as part of its investor relations program, at an issue price of A$0.0038 (0.38 Australian cents) per Placement Share to raise A$3.25 million before costs.

The Placement Shares the subject of Resolution 1 were issued under the placement capacity available to the Company under Listing Rule 7.1 and Listing Rule 7.1A. The Placement Shares were issued on 4 March 2024 and an Appendix 2A was released to ASX on that date.

EXPLANATORY MEMORANDUM

ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions including ASX Listing Rule 7.1A, issue or agree to issue during any twelve (12) month period any equity securities, or other securities with rights to conversion to equity, if the number of those securities exceeds 15% of the share capital of the Company at the commencement of that twelve (12) month period.

The Company obtained shareholder approval under ASX Listing Rule 7.1A to issue equity securities under the additional 10% placement capacity at its 2023 Annual General Meeting held on 29 November 2023. 416,987,684 Placement Shares were issued under the placement capacity available to the Company under ASX Listing Rule 7.1 and 438,275,474 Placement Shares were issued under the placement capacity available to the Company under ASX Listing Rule 7.1A.

ASX Listing Rule 7.4 provides that where a company’s shareholders ratify the prior issue of securities, or an agreement to issue securities, made pursuant to ASX Listing Rules 7.1 and 7.1A (provided the previous issue did not breach ASX Listing Rules 7.1 and 7.1A) those securities will be deemed to have been issued or agreed to be issued with shareholder approval for the purposes of ASX Listing Rules 7.1 and 7.1A.

The Company seeks approval under ASX Listing Rule 7.4 to refresh its capacity to make further issues without shareholder approval under ASX Listing Rules 7.1 and 7.1A.

If shareholders approve Resolution 1, the Placement Shares the subject of Resolution 1 will no longer use the placement capacity available to the Company under ASX Listing Rules 7.1 and 7.1A. In addition, if Resolution 1 is approved, the Placement Shares will increase the Company’s capacity to issue equity securities under ASX Listing Rules 7.1 and, subject to the relevant shareholder approval being held at the time, ASX Listing Rule 7.1A. If shareholders do not approve Resolution 1, the Placement Shares will continue to use the placement capacity available to the Company under ASX Listing Rules 7.1 and 7.1A.

The following information is provided in accordance with Listing Rule 7.5:

●	The recipients of Placement Shares were unrelated institutional, sophisticated, professional or other exempt investors who are clients of MST Financial or other brokers, or which were identified by the Company as part of its investor relations program.

●	The number of fully paid ordinary shares (Placement Shares) issued was 855,263,158.

●	The Placement Shares are fully paid ordinary shares that rank equally with the existing fully paid ordinary shares on issue in the Company.

●	The Placement Shares were issued on 4 March 2024.

●	Placement Shares are being issued at A$0.0038 (0.38 Australian cents) per Placement Share.

●	The purpose of the issue of the Placement Shares was to raise A$3.25 million before costs to provide ongoing funding of Alterity’s Phase 2 clinical trials in MSA, ATH434-201 and ATH434-202, along with planning for a potential Phase 3 clinical trial in MSA, continuing discovery and research efforts in neurodegenerative diseases, including Parkinson’s Disease, and general working capital.

●	A voting exclusion as set out in the Notice applies to Resolution 1.

Resolution 2 – Approval for issue of Options

Resolution 2 seeks shareholder approval for the purposes of Listing Rule 7.1 and for all other purposes for the Company to issue 285,087,720 Placement Options to subscribers for Placement Shares as described in Resolution 1 on the basis of one Placement Option for every three Placement Shares issued.

The issue of Placement Options under Resolution 2 is subject to shareholder approval.

ASX Listing Rule 7.1 provides that a company must not, subject to specific exceptions, issue or agree to issue during any twelve-month period any equity securities, or other securities with rights to conversion to equity, if the number of those securities exceeds 15% of the company’s issued share capital at the commencement of the twelve-month period. One circumstance where an action or an issue is not taken into account in calculating the 15% threshold is where the issue has the prior approval of shareholders at a general meeting.

EXPLANATORY MEMORANDUM

If shareholders approve Resolution 2, the Company will be able to issue the number of Placement Options the subject of Resolution 2. In addition, if Resolution 2 is approved, the issue of shares on exercise of Placement Options (if any) will increase the Company’s capacity to issue equity securities under ASX Listing Rule 7.1 and, subject to the relevant shareholder approval being held at the time, ASX Listing Rule 7.1A. If shareholders do not approve Resolution 2, the Company will not be able to issue the Placement Options the subject of Resolution 2.

The following information is provided in accordance with Listing Rule 7.3:

●	The recipients of Placement Options will be investors under the Placement as described in Resolution 1, being unrelated institutional sophisticated, professional or other exempt investors who are clients of MST Financial or other brokers, or which were identified by the Company as part of its investor relations program.

●	The maximum number of securities to be issued under Resolution 2 is 285,087,720 Placement Options.

●	The terms of the Placement Options are set out in Annexure A. The Placement Options will form part of the existing class of quoted ATHO options of the Company.

●	The Placement Options the subject of Resolution 2 are to be issued shortly after the Meeting and in any event no more than 3 months after the date of the Meeting.

●	The securities the subject of Resolution 2 are being issued for nil cash as free-attaching to Placement Shares on the basis of one Placement Option for every three Placement Shares issued.

●	The purpose of the issue is as free-attaching to Placement Shares as described above. Funds raised on exercise of Placement Options (if any) will be applied to meeting the working capital requirements of the Company at the time of exercise.

●	A voting exclusion as set out in the Notice applies to Resolution 2.

Note: all references to currency in the Notice and this Memorandum (including $) are to Australian dollars.

EXPLANATORY MEMORANDUM

ANNEXURE A

TERMS OF PLACEMENT OPTIONS

The terms of the issue of the Options are:

1.	Each Option entitles the holder to one fully paid ordinary share in the capital of Alterity Therapeutics Limited [ABN 37 080 699 065] (the Company) (each a Share).

2.	The Options may be exercised at any time prior to 5.00 pm Melbourne time on 31 August 2026 (Expiry Date).

3.	The exercise price of the Options is A$0.01 (1 Australian cent) each (Exercise Price).

4.	The Company may seek quotation (listing) of the Options, subject to meeting the quotation requirements of the Australian Securities Exchange (ASX). The Options may accordingly be quoted (listed).

5.	The Options are transferable, subject at all times to the requirements of the Australian Corporations Act 2001 and any other applicable law or regulation.

6.	To exercise the Options, each Option holder must duly complete, execute and deliver to the Company an exercise notice in the form provided to the Option holder or as otherwise acceptable to the Company (Notice of Exercise). Options may be exercised by the Option holder in whole or in part by completing the Notice of Exercise (or such other form of written notice of exercise acceptable to the Company) and delivering it to the Company Secretary at its registered office or to its designated registry (which may include delivery or giving by electronic means), to be received prior to the Expiry Date. The Notice of Exercise must, among other things, state the number of Options exercised, the consequent number of Shares to be allotted and the identity of the proposed allottee. The Notice of Exercise by an Option holder must be accompanied by payment (which may be made by electronic funds transfer by prior arrangement in writing with the Company or its designated registry) in full for the relevant number of Shares being subscribed, being an amount of the Exercise Price per Option exercised.

7.	All Shares issued upon the exercise of the Options will rank equally in all respects with the Company’s then issued Shares. The Company will apply to the ASX for all Shares issued pursuant to the exercise of the Options to be admitted to quotation.

8.	In the event of a pro rata entitlements issue to the Company’s shareholders, the Exercise Price shall be reduced in accordance with the formula set out in ASX Listing Rule 6.22.2.

9.	In the event of a bonus issue the number of Shares over which the Option is exercisable shall be increased by the number of Shares which the Option holder would have received if the Option had been exercised before the record date for the bonus issue.

10.	In the event of any reorganisation of the capital of the Company (including consolidation, subdivisions, reduction or return) prior to the Expiry Date the rights of an Option holder will be changed to extent necessary to comply with the Listing Rules of the ASX applying to a reorganisation of the capital at the time of the reorganisation.

11.	There are no participating rights or entitlements inherent in the Options and an Option holder will not be entitled to participate in new issues of capital offered to the Company’s shareholders during the term of the Options. However, the Company will if required by the Listing Rules of ASX send a notice to the Option holder at least 3 business days (or such longer period as the Listing Rules of ASX require) before the record date of any new issues of capital offered to the Company’s shareholders in order to give the Option holder the opportunity to exercise their Options prior to the date for determining entitlements to participate in any such issue. Notice may be sent to the last email address advised by the Option holder.

12.	The Options will not give any right to participate in dividends until Shares are issued pursuant to the exercise of the relevant Options.

13.	The Options may not be exercised by or on behalf of a person in the United States unless the Options and the underlying Shares have been registered under the US Securities Act of 1933, as amended, and applicable state securities laws, or exemptions from such registration requirements are available.

Need assistance? Phone: 1300 850 505 (within Australia) +61 3 9415 4000 (outside Australia) Online: www.investorcentre.com/contact Proxy Form YOUR VOTE IS IMPORTANT For your proxy appointment to be effective it must be received by 10:00am (AEST) on Wednesday, 10 April 2024. How to Vote on Items of Business All your securities will be voted in accordance with your directions. Lodge your Proxy Form: XX APPOINTMENT OF PROXY Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%. Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf. A proxy need not be a securityholder of the Company. SIGNING INSTRUCTIONS FOR POSTAL FORMS Individual: Where the holding is in one name, the securityholder must sign. Joint Holding: Where the holding is in more than one name, all of the securityholders should sign. Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable. PARTICIPATING IN THE MEETING Corporate Representative If a representative of a corporate securityholder or proxy is to participate in the meeting you will need to provide the appropriate “Appointment of Corporate Representative”. A form may be obtained from Computershare or online at www.investorcentre.com/au and select "Printable Forms". PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential. You may elect to receive meeting-related documents, or request a particular one, in electronic or physical form and may elect not to receive annual reports. To do so,

Change of address. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with ‘X’) should advise your broker of any changes. I 9999999999 I ND Proxy Form Please mark to indicate your directions Appoint a Proxy to Vote on Your Behalf XX I/We being a member/s of Alterity Therapeutics Limited hereby appoint the Chairman of the Meeting PLEASE NOTE: Leave this box blank if OR you have selected the Chairman of the Meeting. Do not insert your own name(s). or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Extraordinary General Meeting of Alterity Therapeutics Limited to be held at Level 3, 62 Lygon Street, Carlton, Victoria, 3053 on Friday, 12 April 2024 at 10:00am (AEST) and at any adjournment or postponement of that meeting. PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority. For Against Abstain Resolution 1 Ratification of prior issue of Shares Resolution 2 Approval for issue of Options The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made. Signature of Securityholder(s) This section must be completed. Individual or Securityholder 1 Securityholder 2 Securityholder 3 Sole Director & Sole Company Secretary Director Director/Company Secretary / / Date Update your communication details (Optional) By providing your email address, you consent to receive future Notice Mobile Number Email Address of Meeting & Proxy communications electronically A T H